UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401(k) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from            to
Commission files number 1-5807
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007, in conformity with the modified cash basis of accounting described in Note 2.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 financial statements taken as a whole.
/s/ Travis, Wolff & Company, L.L.P.
Travis, Wolff & Company, L.L.P.
June 25, 2008

ENNIS INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value
Investments held by Trustee	$48,925,847	$32,805,167
Participant loans	2,447,775	1,605,075

Net assets available for benefits, at fair value	$51,373,622	$34,410,242

Adjustment from fair value to contract value for fully benefit responsive investment contracts	109,228	119,138

Net assets available for benefits, at contract value	$51,482,850	$34,529,380

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2007

2007
Additions to net assets attributed to:
Employee contributions	$2,873,750
Employer matching contributions	360,272
Employer discretionary contributions	370,000
Employee rollover contributions	1,346,038
Contributions transferred-in	14,894,592
Investment income (loss):
Interest and dividends	397,652
Net appreciation in fair value of investment	1,493,946

Net additions	21,736,250

Deductions from net assets attributed to:
Administrative expenses	(19,700)
Benefits paid and withdrawals	(4,763,080)

Total deductions	(4,782,780)

Net Increase	16,953,470
Net assets available for benefits at beginning of year	34,529,380

Net assets availabe for benefits at end of year	$51,482,850

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1. Description of the Plan
The following description of the Ennis, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan was formed February 1, 1994, and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for up to 50% employer matching contributions, not to exceed $1,500 or 3% of the employee’s salary, or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.

As of January 1, 2006, the Plan was amended in order to automatically enroll all new participants into the Plan at a 2% deferral rate.

During 2007, the Company declared a profit sharing contribution of $370,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s interest in his or her account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Qualified employer-matching and profit sharing contributions vest over a period ranging from zero to seven years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1. Description of the Plan — Continued
(f)	Loans

Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $100 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.
2. Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1. Summary of Significant Accounting Policies — Continued
(c)	Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Investments Valuation and Income Recognition

The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts. As described in Financial Accounting Standards Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment. The fair value of the ING Fixed Account is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Investments in pooled separate accounts are reported to the Plan by ING Life Insurance and Annuity Company (ILIAC), which represent fair value. The pooled separate accounts include a company stock fund which is invested in Ennis, Inc. common stock and is valued by ILIAC based on the quoted market price on the last business day of the year.

Loans to participants are valued at their outstanding balances, which approximate fair value.

(e)	Benefits paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were no unallocated forfeitures as of December 31, 2007 and 2006. During 2007, forfeitures totaling $21,400 were used to reduce administrative expenses.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3. Investments
Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available funds.
The Plan’s investments, at fair value, at December 31, 2007 and 2006 were comprised of the following:

	2007		2006
Employer Stock	$1,831,741		$2,467,757	*
ING Oppendhimer Glob Port(Adv)	—		1,722,045	*
Templeton Growth Fund	4,069,729	*	—
ING VP Index Plus Mid-Cap Port (I)	4,918,653	*	4,113,825	*
Lord Abbett Sm-Cap Value Fund (A)	1,862,687		585,772
T. Rowe Price Mid-Cap Val Fd (R)	952,866		414,887
UBS U.S. Small Cap Growth Fund (A)	1,325,323		837,494
Fidelity VIP Contrafund Port-I	7,064,212	*	4,925,068	*
The Growth Fund of America (R3)	4,309,263	*	1,535,976
VVIF-Diversified Value Portfolio	3,734,319	*	1,362,091
American Balanced Fund (R-3)	476,817		216,997
The Income Fund of America (R3)	2,637,465	*	2,416,333	*
ING Solution 2015 Port-Adv	671,292		449,426
ING Solution 2025 Port-Adv	1,319,636		853,839
ING Solution 2035 Port-Adv	2,538,844		2,170,475	*
ING Solution 2045 Port-Adv	224,600		5,630
ING Solution Income Port-Adv	32,488		17
ING PIMCO Total Return Port. (Init)	3,839,175	*	1,307,715
ING Fixed Account	7,116,737	*	7,419,820	*
Participant Loans	2,447,775		1,605,075

Total investments	$51,373,622		$34,410,242

*	Represents 5% or more of the net assets available for benefits.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4. Investments in Insurance Contracts
As of December 31, 2007, the Plan maintained one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit responsive in accordance with the FSP. As of December 31, 2007 and 2006, the contract value of the investment in the ING Fixed Account is $7,225,965 and $7,538,958, respectively.
The average yields for the contract for the years ended December 31, 2007 and 2006, were 4.0% and 3.65%, respectively. The crediting interest rates for the contract as of December 31, 2007 and 2006 were 4.0% and 3.65%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2007 and 2006 were 4.0% and 3.30%, respectively. The custodian guarantees the credited rate will never fall below the lifetime guaranteed minimum of 3.6%.
ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.
The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Fixed Account does not permit ILIAC to terminate the agreement prior to the scheduled maturity date.
5. Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
6. Tax Status of Plan
The Plan has obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Amendments have subsequently been made to the Plan; however, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
7. Parties in Interest
Certain plan investments are shares of registered investment company funds and Pooled Separate Accounts managed by ILIAC. ILIAC is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock, and therefore, these transactions qualify as party-in-interest transactions.
8. Plan Merger
During 2007, approximately $14.9 million was merged into the Plan from Block Graphics, Inc. 401(k), Specialized Printed Forms 401(k), and Crabar/GBF 401(k) Retirement Plan. The changes in net assets are included in the Plan’s statement of changes in net assets available for benefits from the dates on which the assets were merged in.
Effective September 17, 2007 we allowed Trade Envelopes to participate in the Plan. The Plan did not merge their plan or any assets.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2007

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Current value
*	Ennis, Inc	Ennis, Inc Common Stock	$1,831,741
	Templeton Growth Fund	Templeton Growth Fund	4,069,729
*	ING Investments, LLC	ING VP Index Plus Mid-Cap Port (I)	4,918,653
	Lord, Abbett & Co, LLC	Lord Abbett Sm-Cap Value Fund (A)	1,862,687
	T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Val Fd (R)	952,866
	UBS Global Asset Management (Americas) Inc.	UBS U.S. Small Cap Growth Fund (A)	1,325,323
	Fidelity Management & Research Company (FMR)	Fidelity VIP Contrafund Port-I	7,064,212
	Capital Research and Management Company	The Growth Fund of America (R3)	4,309,263
	Barrow, Hanley, Mewhinney & Strauss, Inc.	VVIF-Diversified Value Portfolio	3,734,319
	Capital Research and Management Company	American Balanced Fund (R-3)	476,817
	Capital Research and Management Company	The Income Fund of America (R3)	2,637,465
*	ING Investments, LLC	ING Solution 2015 Port-Adv	671,292
*	ING Investments, LLC	ING Solution 2025 Port-Adv	1,319,636
*	ING Investments, LLC	ING Solution 2035 Port-Adv	2,538,844
*	ING Investments, LLC	ING Solution 2045 Port-Adv	224,600
*	ING Investments, LLC	ING Solution Income Port-Adv	32,488
	Pacific Investment Management Company LLC
	(PIMCO)	ING PIMCO Total Return Port. (Init)	3,839,175
*	ING Life Insurance and Annuity Company (ILIAC)	ING Fixed Account	7,116,737
*	Participant loans	Loans with interest rates ranging from 6.00%
		to 11.50%	2,447,775

		Total investments	$51,373,622

*	Indicates party-in interest to the Plan.
Column (d) cost is not required since all investments are directed by participants.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN
Date: June 27, 2008	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President — Finance and CFO, Secretary, Principal Financial and Accounting Officer Ennis, Inc.